Vegan Fine Foods

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$100,640.45**
Accounts Receivable	**$500.00**
Other Current Assets	**$47,483.95**
Total Current Assets	**$148,624.40**
Fixed Assets	
Accumulated Depreciation	-86,418.01
Furniture & Fixtures	52,220.04
Leasehold Improvements	124,839.58
Machinery & Equipment	82,499.58
Total Fixed Assets	**$173,141.19**
Other Assets	
Security Deposits	750.00
Total Other Assets	**$750.00**
TOTAL ASSETS	**$322,515.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	81,707.79
Total Accounts Payable	**$81,707.79**
Other Current Liabilities	**$89,689.38**
Total Current Liabilities	**$171,397.17**
Long-Term Liabilities	
Due to Steven A. Smith	151,865.17
Due to Vegan Market Inc	303,789.16
Notes Payable	633,286.88
Total Long-Term Liabilities	**$1,088,941.21**
Total Liabilities	**$1,260,338.38**
Equity	
Retained Earnings	-372,473.87
Net Income	-565,348.92
Total Equity	**$ -937,822.79**
TOTAL LIABILITIES AND EQUITY	**$322,515.59**

Vegan Fine Foods

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-565,348.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-41,733.10**
Net cash provided by operating activities	**$ -607,082.02**
INVESTING ACTIVITIES	
Furniture & Fixtures	-1,627.18
Machinery & Equipment	-5,098.60
Net cash provided by investing activities	**$ -6,725.78**
FINANCING ACTIVITIES	
Due to Steven A. Smith	13,574.69
Due to Vegan Market Inc	38,572.50
Notes Payable	599,328.88
Net cash provided by financing activities	**$651,476.07**
NET CASH INCREASE FOR PERIOD	**$37,668.27**
Cash at beginning of period	62,972.18
CASH AT END OF PERIOD	**$100,640.45**

Vegan Fine Foods

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	**$821,386.60**
Cost of Goods Sold	**$896,363.14**
GROSS PROFIT	**$ -74,976.54**
Expenses	
Advertising & Marketing	40,596.43
Bank Charges & Fees	38,742.42
Cafe Supplies	8,716.43
Dues & subscriptions	972.00
Equipment Rental	2,500.17
Insurance	2,136.48
Interest Paid	36,829.31
Janitorial Expense	15,162.64
Legal & Professional Services	44,353.46
Meals & Entertainment	1,541.06
Office Supplies & Software	23,813.44
Paper & Disposables	23,812.29
Purchases	471.72
Rent & Lease	139,364.75
Repairs & Maintenance	21,119.76
Security and Alarm	112.35
Shipping, Freight & Delivery	35.00
Taxes & Licenses	6,870.65
Travel	4,180.87
Uniforms	3,260.50
Utilities	28,104.99
Total Expenses	**$442,696.72**
NET OPERATING INCOME	**$ -517,673.26**
Other Expenses	
Depreciation	47,675.66
Total Other Expenses	**$47,675.66**
NET OTHER INCOME	**$ -47,675.66**
NET INCOME	**$ -565,348.92**

VEGAN FINE FOODS, LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Vegan Fine Foods, LLC (the "Company"), was founded in 2017 and operates a café and marketplace specializing in vegan cuisine and products.

Management's Plans: The Company's plan for 2020 and 2021 is to grow its revenues significantly by launching an ecommerce platform, introducing a line of private-label products in each major food category, and implementing a new inventory management, point of sale, and enterprise resource planning system. The Company will also professionalize its operations, franchise sales process, marketing efforts, and make strategic hires to drive these initiatives. Capital contributions from its financing operations will enable the Company to invest in these programs to meet its revenue goals for 2020 and beyond, with the goal of reaching profitability by 2021. The Company has licensed its branding and logos to a Company under common ownership for franchising opportunities. The Company foresees that continuing to scale to meet the market growth in the vegan food space, actively growing the market through the Company's marketing and advertising efforts, and continuously improving internal operations will set it up to be a leader in the fast-growing natural food industry and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2019, management determined no allowance was necessary.

Inventory: Inventory consists of raw materials and finished goods associated with the vegan cuisine and merchandise in the café and market. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2019.

1. Summary of Significant Accounting Policies, Continued:

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation on property and equipment is computed using the straight-line method. Leasehold improvements are depreciated over the lesser of the estimated useful lives of the related assets or the lease term, which is five years. Furniture and fixtures and machinery and equipment are depreciated over their estimated useful lives, which range from five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon purchase, for items sold at the café and market, and upon shipment, for items sold through online retail outlets. Sales are recorded net of discounts.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $40,596.43 for 2019.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1. Summary of Significant Accounting Policies, Continued:

Recent Accounting Pronouncements:

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through June 2, 2020, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2. Inventory:

Inventory consisted of the following at December 31:

	2019
Raw materials	$ 7,500
Finished goods	22,500
	$30,000

3. Property and Equipment:

Property and equipment consisted of the following at December 31:

	2019
Leasehold improvements	124,840
Machinery and equipment	82,500
Furniture and fixtures	52,220
	259,560
Less – accumulated depreciation	86,418
	173,142

Depreciation expense was $47,676 for 2019.

4. Notes Payable:

The Company entered into various unsecured promissory notes with private lenders during 2018 for the principal amount of $110,000. The notes bear interest ranging from 8.26% to 14.58% per annum with principal and interest payments due weekly. The principal balances are to be paid in full on or before the notes mature in January 2020. The balance of the notes was $2,279 at December 31, 2019. Future principal payments are expected to be $2,279 for 2020.

5. Notes Payable – Related Party:

During 2019, the Company entered into an unsecured promissory note from the managing member for a total principal balance of $151,865 from all notes at December 31, 2019. The notes bear interest at 5%, per annum. The principal and accrued interest are due within thirty days of the managing member providing the Company written notice of demand.

During 2019, the Company entered into an unsecured promissory note from the parent company for a total principal balance of $303,789 from all notes at December 31, 2019. The notes bear interest at 5%, per annum. The principal and accrued interest are due within thirty days of the parent company providing the Company written notice of demand.

6. Convertible Note:

The Company has a convertible note outstanding at December 31, 2019 with a total principal amount of $633,287. The note bears interest at 20% per annum and contains a beneficial conversion feature upon which the principal will convert to common stock equal to 90% of the per share price paid by investors. Management determined the effect of the beneficial conversion feature was immaterial to the financial statements as a whole. The note will convert upon the close of a Series A funding round or termination of the note, which will occur if a Series A round closes or the note is settled by the Company in stock or payment of principal. The full principal amount of the note was outstanding as of the date of this report and is included in other current liabilities on the accompanying balance sheets.

7. Financing Agreements:

During 2019, the Company entered into various agreements with financing companies for the sale of future receipts. The Company sold future receipts for a total purchase price of $85,000. Interest recognized related to these financing agreements was $36,829.31 during 2019. The agreement calls for a maximum daily collection amounts by the purchaser ranging from $195 to $1,383 and a maximum monthly percentage of future receipts available for collection by the purchaser ranging from 10% to 25%. The future receipts were sold with and without recourse. The outstanding balance on the financing agreements was $38,244 at December 31, 2019, included in other current liabilities on the accompanying balance sheets.

8. Leases:

The Company sub-leases its retail space under a non-cancelable operating lease agreement through its parent Company, Vegan Market, Inc. with an expiration date of January 2023, which is renewable for two additional five year periods. Monthly rent expense for the retail space was $7,166 with various other incremental operating charges per the lease agreement. The lease calls for rent escalations throughout the five year term. Management has determined the straight-line rent effects to be immaterial to the financial statements as a whole. Total rent expense was $139,365 for 2019. Future minimum lease payments at December 31, 2019 are as follows:

Year	Amount
2020	91,014
2021	93,744
2022	96,557
2023	8,061
	$289,376